SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: March 19, 2008

Press Release

For Immediate Release

OTI Management Announces Purchase of Ordinary Shares

Management Members, Led by Oded Bashan, Chairman and CEO, Used Their Personal
Funds to Purchase the Shares in the Open Market

Fort Lee, NJ – March 18, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that members of management purchased an aggregate of 53,860 Ordinary Shares of OTI in the open market using their own personal funds. Oded Bashan, Chief Executive Officer and Chairman, purchased 33,860 shares; Guy Shafran, Chief Financial Officer, purchased 10,000 shares; and Ronnie Gilboa, Director and Vice President of Projects, purchased 10,000 shares.

Members of management including Mr. Bashan used their personal funds to purchase the shares. Their decision was based on the market price of the ordinary shares, which they believe to be significantly undervalued.

As stated earlier in OTI’s 2007 annual conference call, by Oded Bashan, OTI’s Chairman and Chief Executive Officer, “OTI’s current price does not reflect the growth and development the Company has gone through, considering that it is our belief that most of the significant delays are behind us and our belief that 2008 will be a turning point year in terms of the overall performance, showing a clear path to profitability and to improved gross margins, reduction in cash based expenses, expansion of the projects pipeline and more projects that are generating high margin recurring revenues.”

On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV) is a global leader in contactless microprocessor-based smart card solutions, for payments, petroleum payments, homeland security, and other applications.

OTI’s ordinary shares are traded on the Nasdaq Global Market under the Symbol “OTIV”.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on the current expectations of OTI and its management, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements and quotation in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the value of OTI’s ordinary shares or those regarding the significant delays that we believe are behind us, or those regarding the expected performance of OTI in year 2008. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com